Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated November 10, 2008

Registration No. 333-155269

FREE WRITING PROSPECTUS

Dated November 12, 2008

Pricing Term Sheet

CB Richard Ellis Group, Inc.

50,000,000 Shares of Class A Common Stock, Par Value $0.01 Per Share

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated November 10, 2008 (including the documents incorporated by reference therein) relating to the securities.

Issuer:	CB Richard Ellis Group, Inc.

Symbol:	CBG (New York Stock Exchange)

Shares offered:	50,000,000 shares of Class A Common Stock

Over-allotment option:	7,500,000 shares of Class A Common Stock

Price to public:	$3.77 per share

Net proceeds:	$180.0 million (after deducting the underwriters’ discount and estimated offering expenses)

Trade date:	November 12, 2008

Closing date:	November 18, 2008

CUSIP No.:	12497T

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Banc of America Securities LLC

Co-Managers:	ABN AMRO Incorporated, Barclays Capital Inc., HSBC Securities (USA) Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC

Underwriting discounts and commissions:	$0.1508 per share

Additional Information

We have been informed that affiliates of Blum Capital Partners, L.P. (“Blum Capital”) have agreed to purchase an aggregate of approximately 10.6 million shares of Class A Common Stock for investment purposes in the public offering at the same price per share as the price to public. Richard Blum and Jane Su, each a director of CB Richard Ellis Group, Inc., are affiliated with Blum Capital. Based on the number of shares outstanding as of September 30, 2008 and the number of shares issued in the offering, after giving effect to such purchase and the offering, we believe that affiliates of Blum Capital will beneficially own approximately 15.0% of our outstanding Class A Common Stock, or approximately 14.6% if the underwriters exercise their over-allotment option in full.

The issuer has filed a registration statement (including a preliminary prospectus supplement dated November 10, 2008 and an attached prospectus dated November 10, 2008) with the SEC for the offering to which this communications relates. Before you invest, you should read the prospectus relating to the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus and prospectus supplement relating to the shares of Class A Common Stock offered in this offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or from Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York New York 10001, by email: dg.prospectus_distribution@bofasecurities.com or by telephone 1-800-294-1322

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